

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 12, 2009

Via U.S. Mail and facsimile to (615) 564-8204

Mr. W.E. Sheriff
Chief Executive Officer
Brookdale Senior Living Inc.
111 Westwood Place, Suite 200
Brentwood, TN 37027

>   **Re: Brookdale Senior Living Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 001-32641**

Dear Mr. Sheriff:

We have reviewed your letter submitted on November 6, 2009 in response to our comment letter dated October 14, 2009, and we have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A

Amendment No. 1 on Form 10-K/A

Compensation Discussion and Analysis, page 12

1.   We note your response to comment three in our letter dated October 14, 2009. Further, we note that you believe that disclosure of specific individual performance goals would cause you competitive harm. Please provide a detailed and thorough explanation and analysis of why you believe disclosure of specific individual performance goals would cause you competitive harm.

Your explanation and analysis should avoid conclusory statements that your company will suffer competitive harm based upon public disclosure of such performance targets (or similar statements such as your company suffering injury). For instance, please explain how disclosure of individual goals could lead competitors to determine, or limit the implementation of, your business strategy. In addition, explain how disclosure of prior year's individual goals will cause you competitive harm.

Please respond to our comment and furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director